

08028586

UNITED STATES
.ND EXCHANGE COMMISSION
washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

SEC FILE NUMBER
8-25716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   JANUARY 1, 2007   AND ENDING   DECEMBER 31, 2007
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRU STOCK, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5 ARTHURS COURT
(No. and Street)

NEWTOWN   CT   06470
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     TIMOTHY O'CONNELL   212-344-3116
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN AND ASSOCIATES, LLC.
(Name – if individual, state last, first, middle name)

218 DANBURY ROAD   WILTON   CT   06897
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     X   Certified Public Accountant

     ☐   Public Accountant

     ☐   Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I,   TIMOTHY O'CONNELL   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
           DRU STOCK, INC   , as
of   DECEMBER 31, 2007   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                            Signature

                                            President
                                            Title

_____
           Notary Public

This report ** contains (check all applicable boxes):
- X   (a)   Facing Page.
- X   (b)   Statement of Financial Condition.
- X   (c)   Statement of Income (Loss).
- X   (d)   Statement of Changes in Financial Condition.
- X   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X   (g)   Computation of Net Capital.
- ☐   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X   (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X   (l)   An Oath or Affirmation.
- ☐   (m) A copy of the SIPC Supplemental Report.
- ☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007



Halpern & Associates, LLC 110

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7384 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
 Dru Stock, Inc.

We have audited the accompanying statement of financial condition of Dru Stock, Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dru Stock, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 19, 2008

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 20,458
Receivable from brokers and dealers	309,202
Other assets	18,632
TOTAL ASSETS	**$348,292**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accrued expenses and other liabilities	$ 70,235

SHAREHOLDERS' EQUITY

Common stock, $100 par value, 100 shares authorized; issued and outstanding	10,000
Additional paid-in capital	73,333
Retained earnings	194,724
TOTAL SHAREHOLDERS' EQUITY	278,057
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$348,292

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Dru Stock, Inc. was originally formed and organized, in June 1980, under the laws of the State of Illinois. Effective November 17, 2006, Dru Stock, Inc. converted from an Illinois corporation to a newly formed New York corporation, by way of merger. The New York corporation, Dru Stock, Inc. (the "Company"), acquired substantially all of the assets, assumed substantially all of the liabilities and is continuing the business of the Illinois corporation. There was no change of ownership or control as a result of the merger. The Company registered as a broker with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange.

In the normal course of its business, the Company enters into financial trans-actions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2007, the receivable from brokers and dealers reflected on the statement of financial condition included $309,202 due from this clearing broker was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect reported amounts in the financial statements.

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $415 being held in a money market fund.

4. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income. The provision for New York City Corporation tax was calculated using the Alternative Method which does not allow a full deduction for officers' compensation.

5. EMPLOYEE BENEFIT PLAN

The Company has a money-purchase pension plan for all employees who meet plan eligibility requirements, whereby it contributes to the plan based on the participants' compensation.

DRU STOCK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION (continued)

DECEMBER 31, 2007

The Company also has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code.

Company contributions to these plans are discretionary and are determined annually by the Company. For the year ended December 31, 2007 the Company elected not to make a pension contribution.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $166,820 which exceeded the minimum requirement of $5,000 by $161,820. The Company's ratio of aggregate indebtedness to net capital ratio was 0.42 to 1.

 END